Via EDGAR

February 15, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Jessica Livingston

Re:	Equity Bancshares, Inc.
Request for Acceleration of Effectiveness
Registration Statement on Form S-4
File No. 333-222934

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Equity Bancshares, Inc. hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 12:00 p.m., Eastern Time, on February 20, 2018, or as soon as practicable thereafter.

Please contact Michael G. Keeley of Norton Rose Fulbright US LLP at (214) 855-3906 with any questions you may have regarding this request. In addition, please notify Mr. Keeley by telephone when this request for acceleration has been granted.

Respectfully,

Equity Bancshares, Inc.

By:	/s/ Brad S. Elliott

Name:	Brad S. Elliott

Title:	Chairman and Chief Executive Officer

cc:	Michael G. Keeley, Norton Rose Fulbright US LLP